July 16, 2024

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IperionX Limited
Form 20-F/A for the Fiscal Year ended June 30, 2023
Filed February 20, 2024
Response Dated May 28, 2024
File No. 001-41338

To Whom It May Concern:

On behalf of IperionX Limited (the “Company” or “IperionX”), this letter responds to your letter, dated June 20, 2024 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 20-F/A for the Fiscal Year ended June 30, 2023, filed on February 20, 2024.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 20-F for the Fiscal Year ended June 30, 2023

Information on the Company, page 52

1.
We understand from your responses to prior comments one through four regarding the economic assessment underlying your estimates of mineral resources that your 0.4% cutoff grade reflects the concentration of mineralization that is expected to be processed and is consistent with establishing the prospects of economic extraction when based on your estimates of future commodity prices, and estimates of future mining and processing costs, as provided in Table 2 on page 10 of your response.

We also note that such pricing and unit cost assumptions are not apparent from the disclosures on page 44 of your amended Form 20-F, concerning a "revenue cost break even calculation" which indicates that your cut-off grade has been calculated assuming historical 2017 to 2021 annual average prices, and operating cost estimates of $3.00/t ROM mining, $3.00/t ROM processing, $0.40/t ROM transport, and $0.90/t ROM general and administrative costs. There are similar disclosures on page 24 of the technical report summary, regarding the pricing and costs related to your 0.4% THM cut-off grade.

Please confirm that you will provide disclosures in your upcoming annual report on Form 20-F, and in an update to the technical report summary to explain how the 0.4% cut-of grade is correlated with your economic assessment, including your estimates of future prices and costs, as provided in Table 2 on page 10 of your response.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
July 16, 2024

Response 1: We respectfully acknowledge the Staff’s comment and confirm that we will provide disclosures in our annual report on Form 20-F for the year ending June 30, 2024, and in an update to the technical report summary in connection with such Form 20-F, to explain how the 0.4% cut-off grade is correlated with our economic assessment, including estimates of future prices and costs.

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We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Marcela Castro

Marcela Castro
Chief Financial Officer